[CRC HEALTH CORPORATION LETTERHEAD]

August 4, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mary K. Fraser

Re:	CRC Health Corporation
Form S-4 filed June 21, 2006 as amended August 4, 2006
File No. 333-135172

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CRC Health Corporation (the “Issuer”), hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will be declared effective by 10:00 am Eastern Daylight Time on August 8, 2006 or as soon as possible thereafter.

The Issuer hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Issuer and further acknowledges that it is the Securities and Exchange Commission (the “SEC”) staff’s view that SEC staff comments or changes in response to SEC staff comments in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to the Registration Statement. The Issuer also acknowledges the SEC staff’s position that should the SEC or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the filing and the Issuer will not assert the effectiveness of the Registration Statement as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Issuer further acknowledges that the action of the SEC or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Issuer from its responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

The Issuer acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

Please call Matthew Fucci at Ropes & Gray LLP at 617-951-7102, as soon as the Registration Statement has been declared effective.

Very truly yours, CRC HEALTH CORPORATION

By:	/s/ Pamela B. Burke
Name: Title:	Pamela B. Burke Vice President, General Counsel and Secretary